EXHIBIT (E)(1)

DIRECTORS

The Company is managed by its Board which, in accordance with its Bylaws, consists of the President of the Company and eight principal directors, each of whom has an alternate to act in his or her absence. The members of the Board are elected at the annual shareholder meeting. All holders of equity capital of the Company vote as a single class to elect any director not elected by the Government, who holds the Company’s Class B Shares, or holders of Class C Shares. The Government, as holder of the Company’s Class B Shares has the right to elect one principal director subject to the Government continuing to own at least one Class B Share. Holders of Class C Shares have the right, voting as a separate class, to elect one principal director provided such Shares represent at least 3% of the equity share capital of the Company. Accordingly, at the current time (a) holders of all Shares voting as a single class are entitled to elect the President and the six additional principal directors; (b) the Government, as holder of the Company’s Class B Shares, is entitled to elect one principal director; and (c) the holders of the Company’s Class C Shares are entitled to elect one principal director.

In addition, under regulations of the CNV, holders of Class A Shares and holders of Class D Shares may be entitled to proportional representation on the Board provided such holders represent at least 20% of the Company’s share capital (excluding for the purposes of such calculation the directors appointed by Class B and Class C shareholders) and meet certain other conditions. The entire Board, and their respective alternates, are elected annually, and serve until a successor is elected and takes office. Directors may be removed and replaced in the same manner they were designated prior to the end of their term by the same class or classes of shareholders who designated them as directors. Until a vacancy is filled, the respective alternate fills temporary and permanent absences of the principal director. The Company’s Bylaws require that the Board meet at least once every three months. A quorum at any meeting of the Board is five members.

As of the date hereof, the Board consists of nine directors, four of whom, including the President of the Company, are affiliates of Verizon and one of whom is an affiliate of the Purchaser. The four affiliates of Verizon are Vicente Llatas, Dan Petri, John Lack and Edward McQuaid, and the one affiliate of the Government is Edgar Hernández Behrens. Alternate Directors who are affiliates of Verizon are Christopher Bennett and Luis Esteban Palacios. The Alternate Director who is an affiliate of the Government is Julio Cesar Perez. According to the Schedule TO, it is expected that the affiliates of Verizon who are members of the Board will not retain their positions at the Company following the completion of the Offers.